- 1 - Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2013 RESULTS BALTIMORE (July 24, 2013) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its 2013 second quarter results, including net revenues of $854.3 million, net income of $247.8 million, and diluted earnings per common share of $.92. On a comparable basis, net revenues were $736.8 million, net income was $206.8 million, and diluted earnings per common share was $.79 in the second quarter of 2012. Investment advisory revenues for the second quarter of 2013 were up $109.7 million to $739.7 million from the comparable 2012 period, as average assets under management increased $86.8 billion, or 16%. Assets under management decreased $3.4 billion since March 31, 2013, to $614.0 billion at June 30, 2013, including $379.5 billion in T. Rowe Price mutual funds distributed in the United States, and $234.5 billion in other managed investment portfolios. Market appreciation and income of $4.6 billion was more than offset by net cash outflows of $8.0 billion during the second quarter of 2013. The majority of the net cash outflows were concentrated among a small number of large institutional and intermediary clients that changed their investment objectives or repositioned their strategy allocations. Results for the first half of 2013 include net revenues of nearly $1.7 billion, net income of $489.7 million, and diluted earnings per share of $1.83, up $.29 per share from the comparable 2012 period. Assets under management have increased $37.2 billion from the end of 2012 as market appreciation and income of $41.9 billion was slightly offset by net cash outflows of $4.7 billion. From an investment performance standpoint, 78% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- year period ended June 30, 2013, 83% outperformed for the five-year period, 81% outperformed for the 10-year period, and 62% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 79% of the firm’s rated funds’ assets under management.

- 2 - The firm’s target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended June 30, 2013. Financial Highlights Investment advisory revenues earned in the second quarter of 2013 from the T. Rowe Price mutual funds distributed in the United States were $519.4 million, an increase of $85.1 million, or 20%, from the comparable 2012 quarter. Average mutual fund assets under management in the second quarter of 2013 were $382.5 billion, an increase of 20% from the average for the second quarter of 2012. Money market advisory fees voluntarily waived by the firm to maintain positive yields for investors in the second quarter of 2013 were $11.9 million, an increase of $4.1 million from the comparable 2012 quarter. The waivers for the first half of 2013 were $22.9 million, a $6.2 million increase over the similar 2012 period. The firm expects that it will continue to voluntarily waive such advisory fees for the remainder of the year. Mutual fund assets at June 30, 2013 were $379.5 billion, an increase of $2.5 billion from March 31, 2013. During the second quarter of 2013, market appreciation and income of $2.7 billion was tempered by net cash outflows of $.2 billion. This cash flow amount for the second quarter of 2013 includes $3.1 billion in assets that clients transferred to other T. Rowe Price investment portfolios, including the firm's target-date retirement trusts. Without these transfers, the mutual funds would have had net cash inflows of $2.9 billion in the second quarter of 2013. Investment advisory revenues earned in the second quarter of 2013 from the other investment portfolios were $220.3 million, an increase of $24.6 million from the comparable 2012 quarter. Average assets under management increased $22.6 billion, or 10%, to $242.6 billion. Ending assets in these portfolios at June 30, 2013, were $234.5 billion, a decrease of $5.9 billion from March 31, 2013. Market appreciation and income of $1.9 billion was more than offset by net cash outflows of $7.8 billion during the second quarter of 2013. This net cash outflow amount is presented net of the $3.1 billion in assets that clients transferred in from the mutual funds during the second quarter of 2013. Investors domiciled outside the United States accounted for about 7% of the firm’s assets under management at June 30, 2013.

- 3 - Mutual fund and other portfolios cash flows include $2.5 billion in net inflows that were sourced from the firm’s target-date retirement portfolios in the second quarter of 2013. Assets under management at June 30, 2013, in these retirement portfolios totaled $101.4 billion, including $89.4 billion in target-date retirement funds and $12.0 billion in target-date retirement trusts. Operating expenses were $455.5 million in the second quarter of 2013, up $46.7 million from the comparable 2012 quarter. Compensation and related costs have increased $26.8 million from the second quarter of 2012 due primarily to higher salaries and employee benefits, and an increase in the interim accrual for year-end bonus compensation. The firm has increased its average staff size by 3.5% from the second quarter of 2012, and employed 5,448 associates at June 30, 2013. Occupancy and facility costs, together with depreciation and amortization expense, were $57.0 million in the second quarter of 2013, up $5.7 million compared to the second quarter of 2012. The change includes costs of $2.8 million to terminate certain facility leases, as well as costs to expand the firm’s international facilities and update its technology capabilities to meet increasing business demands. Other operating expenses in the second quarter of 2013 were up $10.4 million from the comparable 2012 quarter as increased business demands and the firm’s continued investment in its capabilities have increased costs. These include costs related to the firm’s defined contribution recordkeeping business, consulting and professional fees, information services, and other third-party services. Net non-operating investment income in the second quarter of 2013 of $1.4 million decreased $6.0 million from the 2012 quarter primarily due to unrealized market losses recognized on certain sponsored investment portfolios. Also, the 2012 period included realized gains from the sale of certain sponsored funds that did not reoccur in the second quarter of 2013. The firm’s effective tax rate for the second quarter of 2013 of 38.1% is unchanged from the effective rate for the first quarter of 2013. The firm estimates its effective tax rate for the full- year 2013 will be about 38.3%.

- 4 - T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of nearly $2.7 billion. The firm currently expects total capital expenditures for property and equipment for 2013 to be approximately $125 million, which will be funded from operating resources. Management Commentary James A.C. Kennedy, the company’s chief executive officer and president, commented: “We remain confident about our positioning and progress. Our overall investment performance remains very strong, especially in our asset allocation portfolios. Despite the outflows we have experienced from certain institutional clients, our ability to win new business and our active pipeline for new institutional accounts remain in line with previous years. We continue to work to deepen our investment teams, to maintain our culture, and to keep our talent. We have also been picking up the pace of investment in technology and distribution, in order to increase our capabilities and broaden our distribution reach. “With regard to markets, U.S. stocks rose in the second quarter, despite giving up some gains in June, as the U.S. economy expanded and corporate earnings generally remained favorable. Developed non-U.S. markets were mixed, while emerging markets declined amid slowing growth and currency weakness. Bonds suffered a sharp setback globally, as interest rates rose broadly and investors reacted to news that the Federal Reserve could begin tapering its asset purchase program later this year. “The U.S. corporate sector continues to perform well, with healthy balance sheets and profit margins, though fundamentals are moderating from a strong level. U.S. economic growth and continued employment gains coupled with reduced Fed asset purchases may lead to higher long- term interest rates. Still, rates in general remain relatively low, and it would likely take a significant increase in rates before they threaten economic growth. “Given recent gains in U.S. equities, relatively high earnings expectations in current valuations, and the potential for higher interest rates, we believe investors should moderate their near term performance expectations. Substantial impediments to economic growth remain in Europe, while weaker demand and inflationary pressures are dampening expectations for emerging markets’

- 5 - growth. Global bond markets remain challenging, but even as U.S. rates return to more normal levels, we expect to selectively find attractive fixed income opportunities.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2013 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at June 30, 2013. Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2012 Form 10-K report. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

- 6 - UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Six months ended Revenues 6/30/2012 6/30/2013 6/30/2012 6/30/2013 Investment advisory fees 630.0$ 739.7$ 1,253.0$ 1,442.6$ Administrative fees 82.7 86.4 165.6 172.7 Distribution and servicing fees 23.7 28.1 45.9 54.3 Net revenue of savings bank subsidiary .4 .1 1.0 .4 Net revenues 736.8 854.3 1,465.5 1,670.0 Operating expenses Compensation and related costs 261.5 288.3 522.2 567.4 Advertising and promotion 19.8 19.2 45.6 44.5 Distribution and servicing costs 23.7 28.1 45.9 54.3 Depreciation and amortization of property and equipment 19.9 21.9 39.0 43.4 Occupancy and facility costs 31.4 35.1 61.5 68.1 Other operating expenses 52.5 62.9 107.1 120.9 Total operating expenses 408.8 455.5 821.3 898.6 Net operating income 328.0 398.8 644.2 771.4 Non-operating investment income 7.4 1.4 12.5 19.7 Income before income taxes 335.4 400.2 656.7 791.1 Provision for income taxes 128.6 152.4 252.4 301.4 Net income 206.8$ 247.8$ 404.3$ 489.7$ Net income allocated to common stockholders Net income 206.8$ 247.8$ 404.3$ 489.7$ Less: net income allocated to outstanding restricted stock and stock unit holders (1.2) (2.0) (2.2) (3.8) Net income allocated to common stockholders 205.6$ 245.8$ 402.1$ 485.9$ Earnings per share on common stock Basic .81$ .95$ 1.59$ 1.89$ Diluted .79$ .92$ 1.54$ 1.83$ Dividends declared per share .34$ .38$ .68$ .76$ Weighted average common shares Outstanding 253.4 258.2 253.2 257.5 Outstanding assuming dilution 260.6 266.2 260.8 265.6

Investment Advisory Revenues (in millions)	Three months ended 6/30/2012	Three months ended 6/30/2013	Six months ended 6/30/2012	Six months ended 6/30/2013
Sponsored mutual funds in the U.S.				
Stock and blended asset	$ 347.4	$ 425.4	$ 691.5	$ 824.3
Bond and money market	86.9	94.0	168.7	185.7
	434.3	519.4	860.2	1,010.0
Other portfolios				
Stock and blended asset	154.5	179.6	311.9	350.7
Bond, money market, and stable value	41.2	40.7	80.9	81.9
	195.7	220.3	392.8	432.6
Total	$ 630.0	$ 739.7	$ 1,253.0	$ 1,442.6

Average Assets Under Management (in billions)	Three months ended 6/30/2012	Three months ended 6/30/2013	Six months ended 6/30/2012	Six months ended 6/30/2013
Sponsored mutual funds in the U.S.				
Stock and blended asset	$ 234.7	$ 289.3	$ 233.4	$ 281.4
Bond and money market	83.6	93.2	82.0	92.3
	318.3	382.5	315.4	373.7
Other portfolios				
Stock and blended asset	155.5	178.3	155.7	174.7
Bond, money market, and stable value	64.5	64.3	63.2	64.7
	220.0	242.6	218.9	239.4
Total	$ 538.3	$ 625.1	$ 534.3	$ 613.1

Assets Under Management (in billions)	12/31/2012	6/30/2013
Sponsored mutual funds in the U.S.		
Stock and blended asset	$ 256.9	$ 288.7
Bond and money market	90.0	90.8
	346.9	379.5
Other portfolios		
Stock and blended asset	164.2	172.8
Bond, money market, and stable value	65.7	61.7
	229.9	234.5
Total	$ 576.8	$ 614.0
Stock and blended asset portfolios	$ 421.1	$ 461.5
Fixed income portfolios	155.7	152.5
Total	$ 576.8	$ 614.0

Condensed Consolidated Cash Flows Information (in millions)	Six months ended 6/30/2012	Six months ended 6/30/2013
Cash provided by operating activities, including $51.6 of stock-based compensation in 2013	$ 494.5	$ 727.9
Cash used in investing activities, including ($41.5) for additions to property and equipment and ($25.5) for net sponsored fund investments in 2013	(174.7)	(57.2)
Cash used in financing activities, including dividends paid of ($197.7) in 2013	(245.4)	(93.9)
Net change in cash during the period	$ 74.4	$ 576.8

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2012	6/30/2013
Cash and cash equivalents	$ 879.1	$ 1,455.9
Accounts receivable and accrued revenue	353.9	366.5
Investments in sponsored funds	1,140.1	1,195.4
Property and equipment	561.0	558.7
Goodwill	665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets	603.0	556.7
Total assets	4,202.8	4,798.9
Total liabilities	356.7	488.4
Stockholders' equity, 260,055,000 common shares outstanding in 2013, including net unrealized holding gains of $154.3 in 2013	$ 3,846.1	$ 4,310.5

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